SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of October, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F ☐

Enclosures:

1.        Nokia Press Release, October 28, 2003:

“Nokia applies for de-listing from the London Stock Exchange”

2.        Nokia Press Release, October 8, 2003;

“Nokia completes the transaction of Motorola’s Symbian shares”

PRESS RELEASE	1 (1)

October 28, 2003

Nokia applies for de-listing from the London Stock Exchange

Nokia Corporation (Nokia) has today filed an application to de-list Nokia shares from the London Stock Exchange. The liquidity of Nokia shares has been for several years very limited on the London Stock Exchange, currently representing less than one per cent of the total trading volume of Nokia shares globally. This measure will encourage the concentration of the trading of Nokia shares in the most liquid market places in Europe as well as in other markets.

After the de-listing in London, Nokia shares will be traded on the Helsinki Stock Exchange (HEX), the Frankfurt and Paris Stock Exchanges within the euro zone, New York Stock Exchange (NYSE), and Stockholm Stock Exchange. As of October 2003, HEX has represented approximately 60 per cent and NYSE approximately 25 per cent of the total trading volume in Nokia shares globally.

The de-listing will proceed through a notification process, with anticipated de-listing to take place on or about November 26, 2003.

Media and investor contacts:

Nokia Communications, tel. + 358 7180 34900

Investor Relations, Europe, tel. + 358 40 569 0080

Investor Relations, US, tel. + 1 972 894 4880

www.nokia.com

PRESS RELEASE	1 (1)

October 8, 2003

Nokia completes the transaction of Motorola’s Symbian shares

Nokia announced on August 29th its intention to increase the shareholding in Symbian by acquiring part of Motorola’s Symbian shares. The announced transaction was subject to pre-emption process among other shareholders of Symbian and to a clearance by German Federal Cartel Office. The cartel office clearance is now complete and no other shareholder used the pre-emption rights apart from Nokia and Psion plc.

As a result, Nokia has purchased a number of Motorola’s Symbian shares, representing 13.2% of all the shares in Symbian, while Psion plc has purchased the remaining Symbian shares of Motorola, representing 5.8 percent of all the shares. Nokia’s shareholding in Symbian increases from 19.0 percent to 32.2 percent. The value of the shares purchased by Nokia is GBP 39.6 million.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Media Enquiries:

Nokia Corporation,

Nokia Mobile Software

Communications

Tel. +358 7180 45667

E-mail: nokia.mobile.phones@nokia.com

Media relations,

Nokia Americas

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

www.nokia.com

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel